Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 1, 2013

VIA EDGAR

Pamela Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Hillman Companies, Inc. and The Hillman Group, Inc.
Registration Statement on Form S-4
Filed May 28, 2013
File No: 333-188869

Dear Ms. Long:

On behalf of The Hillman Companies, Inc. (“Hillman Companies”) and The Hillman Group, Inc. (“Hillman Group” and, together with Hillman Companies, the “Company”), we hereby submit in electronic form for filing the accompanying responses to the comment letter, dated June 19, 2013 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Registration Statement on Form S-4 filed on May 28, 2013 (the “Registration Statement”). The Company is also submitting herewith an electronic version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), marked to show changes from the Registration Statement. The text of the Staff’s comments is reprinted below in italics and is followed by the Company’s responses.

Registration Statement on Form S-4

Legal Matters, page 174

1.	Comment: Please revise to include the name and address of tax counsel that provided the tax opinion.

Response: In response to the Staff’s comment, the Company has revised pages 167 and 174 of Amendment No. 1 to disclose the name and address of tax counsel.

Description of Notes, page 121

Note Guarantees, page 123

2.	Comment: Please revise to clarify, if accurate, that each guarantor subsidiary is “100% owned” as contemplated by Rule 3-10 of Regulation S-X. Also, please revise to clarify here whether each guarantee is full and unconditional. We note disclosure on page 121 that the notes will be unconditionally guaranteed.

Response: Each of Hillman Group, Hillman Investment Company and each of Hillman Group’s subsidiary guarantors are 100% owned by Hillman Companies as contemplated by Rule 3-10 of Regulation S-X. In addition, each guarantee is full and unconditional. In response to the Staff’s comment, the Company has revised pages 19, 121 and 123 of Amendment No. 1.

Pamela Long, Assistant Director

Division of Corporation Finance

July 1, 2013

3.	Comment: We note that your Indenture agreement contains certain guarantee release provisions that apply to parent as well as subsidiary guarantors. Please provide us with a specific and comprehensive discussion regarding how you considered these provisions in considering your reliance of Rule 3-10 of Regulation S-X.

Response: The Company believes that it has properly relied upon Rule 3-10 of Regulation S-X. In particular, the guarantees issued under the Indenture governing the Notes (the “Indenture”) are “full and unconditional” for purposes of Rule 3-10 of Regulation S-X.

Rule 3-10(h) of Regulation S-X provides that “a guarantee is full and unconditional if, when an issuer of a guaranteed security has failed to make a scheduled payment, the guarantor is obligated to make the scheduled payment immediately and, if it doesn’t, any holder of the guaranteed security may immediately bring suit directly against the guarantee for payment of all amounts due and payable.” Article 10 of the Indenture provides for the unconditional guarantee of the obligations of the Company under the Indenture. Section 10.01(a) of the Indenture states that failing payment when due of any amount guaranteed or any performance guaranteed for whatever reason, the guarantors of the Notes are jointly and severally obligated to pay the same immediately. Section 10.01(a) of the Indenture further provides that each guarantee is a guarantee of payment and not a guarantee of collection.

Although the guarantees may be released under certain circumstances, the releases are customary and do not impact the full and unconditional nature of the guarantees. Section 10.05 of the Indenture provides that (emphasis added):

(1) In the event of any sale or other disposition of all or substantially all of any Guarantor to a person that is not the Company or a Restricted Subsidiary, the person acquiring the property will be released from its guarantee.

(2) In the event of any sale or other disposition of capital stock of any Guarantor to a person that is not the Company or a Restricted Subsidiary and such Guarantor ceases to be a Restricted Subsidiary of the Company as a result of the sale or other disposition, then such Guarantor will be released from its guarantee.

(3) Upon the designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary, such Guarantor will be released from its guarantee.

(4) Upon legal defeasance or covenant defeasance or satisfaction and discharge of the Indenture, each Guarantor will be released from its guarantee.

Section 2510.5 of the Division of Corporate Finance Financial Reporting Manual (the “FRM”) provides that a subsidiary that guarantees its parent’s debt securities pursuant to an indenture that provides for the subsidiary’s guarantee to be released automatically under customary circumstances may rely on Rule 3-10 of Regulation S-X so long as the other requirements of Rule 3-10 of Regulation S-X are met. The release provisions in the Indenture set forth above are consistent with the customary release circumstances described in Section 2510.5 of the FRM.

With respect to the parent entities, the guarantee release provisions of the Indenture described in clauses (1), (2) and (3) above do not apply to parent guarantors by their terms. Clause (1) applies to the acquiring person (and

Pamela Long, Assistant Director

Division of Corporation Finance

July 1, 2013

not to any guarantor). Clauses (2) and (3) apply only to subsidiary guarantors. The only guarantee release provision that applies to the parent guarantors is the defeasance/discharge provision described in clause (4) above. In order to cause the parent guarantees to be released under the defeasance/discharge provision, the Company, among other things, must deposit amounts in cash, certain U.S. government securities or a combination thereof with the trustee or paying agent, in such amounts as will be sufficient to pay the principal, premium (if any) and interest on the outstanding Notes to the applicable redemption or maturity date. If the trustee or paying agent is unable to apply the funds deposited due to an order or judgment of any court or governmental authority, the guarantees will be revived and reinstated, as if no deposit had been made. As a result, the parent guarantors will only be released from their guarantees when the Notes have been effectively paid off.

Therefore, the Company believes that the guarantees of the Notes are full and unconditional. Because the other requirements of Rule 3-10 of Regulation S-X have been satisfied, the Company believes that its reliance on Rule 3-10 of Regulation S-X is appropriate.

* * *

In connection with responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Corporation Finance in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (212) 373-3025 or jkennedy@paulweiss.com.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy, Esq.

cc:	Douglas D. Roberts, Esq.
General Counsel and Secretary
The Hillman Companies, Inc.
The Hillman Group, Inc.